SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant’s name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Management’s Discussion and Analysis of financial condition and results of operations for the quarter ended September 30, 2007
2.	Interim Consolidated Financial Statements for the quarter ended September 30, 2007
3.	Certification of Interim Filings - CEO
4.	Certification of Interim Filings - CFO

CORRIENTE RESOURCES INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

Nine-Month Period Ended September 30, 2007
(Expressed in Canadian dollars unless otherwise noted)

November 7, 2007

Management’s Discussion and Analysis supplements, but does not form part of, the unaudited interim consolidated financial statements of Corriente Resources Inc. ("Corriente" or "the company") and the notes thereto for the nine-month period ended September 30, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto for the three and nine-month periods ended September 30, 2007 and 2006 and with the company’s audited consolidated financial statements and related notes thereto for the years ended December 31, 2006, 2005 and 2004 which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The accounting policies have been consistently followed in preparation of these financial statements, except that the company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, "Comprehensive Income" and "Financial Instruments – Recognition and Measurement", respectively, commencing January 1, 2007.

The above-referenced financial statements and other information, including the company’s Annual Information Form, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The company’s shares are listed on the Toronto Stock Exchange (under the symbol "CTQ") and on the American Stock Exchange (under the symbol "ETQ").

All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

Forward-Looking Statements

Certain of the statements made and contained in this Management’s Discussion and Analysis ("MD&A") is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward looking statements include estimates and statements that describe the company’s future plans, objectives, goals and expectations, including words to the effect that the company or management expects a stated condition or result to occur. Wherever possible, words such as "anticipate", "may", "will", "expect", "believe", "plan" and other similar expressions have been used to identify these forward-looking statements. These statements reflect management’s beliefs and are based on information currently available to the company’s management. Forward-looking statements involve significant risks, uncertainties and assumptions. Although the company believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. For a comprehensive review of risk factors, please refer to the section entitled "Risk Factors" in both the company’s Annual Information Form and this MD&A, each as filed on SEDAR. The company disclaims any obligation to update or revise any forward-looking statements to reflect new events or circumstances. Readers are cautioned not to put undue reliance on these forward-looking statements.

Cautionary Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101 ("NI 43-101") Standards of Disclosure for Mineral Projects, an instrument made under Canadian securities regulations. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined or recognized by the U.S. Securities and Exchange Commission ("SEC"). As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with Canadian standards, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the mineral resources in these categories will ever be upgraded to a higher category of resource.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the annual and interim consolidated financial statements and notes thereto and the accompanying MD&A and other information contained therein. Additionally, it is management’s responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company’s management is accountable to the Board of Directors ("Directors"), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the annual and interim consolidated financial statements and the MD&A.

Responsibility for the review and approval of the company’s quarterly unaudited interim consolidated financial statements and related MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management.

The auditors are appointed annually by the shareholders to conduct an audit of the company’s annual consolidated financial statements in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board in the United States. The auditors have complete access to the Audit Committee to discuss audit, financial reporting and other related matters resulting from the annual audit as well as to assist the members of the Audit Committee in discharging their corporate governance responsibilities. Additionally, the Audit Committee pre-approves all audit and non-audit services provided by the company’s auditors.

Corriente’s corporate governance policies are described on the company’s website (www.corriente.com) and in its Management Information Circular prepared for the May 2007 Annual and Special General Meeting of shareholders, which is available for review on SEDAR. The disclosure statement included therein was prepared by the company’s Corporate Governance and Nominating Committee and approved by the Directors.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the company. Corriente has daily, weekly, monthly and annually-applied procedures that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee (the "CD Committee"), comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer. The CD Committee supplements these periodic processes.

Disclosure controls and procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to management by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

  identification of continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.

  identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.

  establishment of timetables for the preparation and adequate review of reportable information.

  procedures for obtaining sign-off on disclosure of reportable information and receipt of written consents from experts whose reports are included or referred to in any disclosure.

  procedures for the identification and timely reporting to the CD Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.

  procedures for the identification and reporting to the Audit Committee of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente’s internal controls.

  ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.

  ongoing evaluation of Corriente’s disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente’s staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they will be aware of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not being disclosed on a timely basis is very small.

Based upon its evaluation, management has determined that as at September 30, 2007, the company’s disclosure controls and procedures were effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of its interim filings for external purposes in accordance with Canadian GAAP, for the period ended September 30, 2007.

Internal Controls Over Financial Reporting (ICFR)

Management has designed, established and is maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with Canadian GAAP and reconciled to U.S. GAAP on an annual basis.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any changes to the company’s ICFR during the nine-month period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect the company’s ICFR. No such changes were identified from their evaluation.

General Corporate

Corriente is a Canadian-based junior resource company engaged in the exploration and development of copper-gold mineral properties located primarily in the Rio Zamora copper porphyry district (known as the "Corriente Copper Belt"), in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador. Under various agreements signed with certain subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in certain mineral property concessions in the Corriente Copper Belt, the most advanced of which is the Mirador Project. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, although the company has the option to reduce the NSR to 1% for the Mirador, Panantza and San Carlos mineral properties upon the payment of U.S.$2 million to BHP Billiton for each such property.

Corriente controls a 100% interest in over 53,000 hectares located within the Corriente Copper Belt (the "Belt"). The company has identified four copper and copper-gold porphyry deposits in the Belt: Mirador; Mirador Norte; Panantza; and San Carlos. Corriente continues to move towards construction of a starter project at its Mirador/Mirador Norte copper-gold project (the "Mirador Project") and during the second quarter of 2007, engineering and feasibility work was substantially completed for which an updated technical report should be available later in the fourth quarter of this year. This report will include a summary of the economic model for a first phase 30,000 tonne per day concentrator operation at Mirador. Management believes that the Mirador Project is one of the few new, sizeable copper projects in the world available for production by 2010.

Additionally, engineering work on the Preliminary Assessment of a 90,000 tonne per day combined Panantza-San Carlos copper mining operation started recently. A technical report for this project will be completed in the fourth quarter of this year.

The company’s executive head office is located in Vancouver, Canada while its Ecuador operations are run from its Ecuador operations’ office located in Quito, Ecuador. The company has camp locations at the company’s major projects. With the exception of short-term operational requirements for its Ecuador operations, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff located in Vancouver and Quito, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

Plan of Arrangement – spin-off of Caya 36/Piedra Liza gold exploration targets

On April 3, 2007, the company announced that its Directors had approved the spin-off of the company’s Caya 36 (Tundayme) and Piedra Liza gold properties into a new company, by means of a Plan of Arrangement (the "Arrangement").

The Arrangement was approved by shareholders at the company’s May 24, 2007 Annual and Special General Meeting and closed on June 18, 2007. Under the Arrangement, which was also approved by the British Columbia Supreme Court, the company’s shareholders received shares of a new private company, Q2 Gold Resources Inc. ("Q2 Gold") which holds the gold properties, on the basis of one (1) Q2 Gold share for every three (3) common shares of Corriente held by them at the close of business on June 15, 2007.

In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a secured, interest-bearing convertible loan agreement dated April 23, 2007 pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 to be advanced in instalments (the "Loan"). As at September 30, 2007, $381,808 was owed by Q2 Gold to the company. The Loan principal and unpaid interest are due on the earlier of December 31, 2008 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any or all of the outstanding Loan at any time prior to maturity or conversion. The company believes the Arrangement and spin-off is not material to the company, therefore note disclosure of discontinued operations is not being presented.

Full details of the transaction were included in the Management Information Circular sent to shareholders in connection with the company’s May 24, 2007 Annual and Special General Meeting of shareholders that is available on SEDAR.

Share Capital

Outstanding Share Data

The company’s authorized capital consists of an unlimited number (2006 – 100,000,000) of common shares without par value.

As at November 7, 2007, there are 74,927,393 issued and outstanding common shares, and options to purchase an aggregate of 2,702,500 common shares, of which 1,234,838 had vested in accordance with the vesting provisions discussed below:

Incentive Stock Option Plan

Under the company’s Incentive Stock Option Plan (the "Plan"), the number of shares that may be reserved for grant under the Plan is a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option.

The exercise price established for options granted under the Plan is equal to the closing market price of the company’s shares on the Toronto Stock Exchange on the trading day immediately prior to the grant of the option.

Options granted generally have expiry dates five years from the date of grant and the following vesting provisions:

  Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by the company’s Directors.

  Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company’s Directors.

The following summarizes the stock options granted during the first nine months of 2007 (unaudited):

		Exercise
Date of grant	Date of expiry	Price	Recipients	Granted
January 1, 2007	January 1, 2012	$4.10	Executive officers	290,000
June 1, 2007	June 1, 2012	$3.66	Directors	125,000
July 12, 2007	July 12, 2012	$4.90	Subsidiary personnel	380,000
July 12, 2007	July 12, 2012	$4.90	Head office personnel	67,500
			Total	862,500

There have been no stock options granted after September 30, 2007.

The following is a summary of stock option transactions during the first nine months of 2007 (unaudited):

	Number of	Weighted average
	options	exercise price

Balance at December 31, 2006	2,435,000	$4.05
Granted in 2007	862,500	4.45
Exercised in 2007	(175,000)	3.38
Expired in 2007	(175,000)	3.32
Terminated in 2007	(245,000)	4.91
Balance at September 30, 2007	2,702,500	$4.19

Of the 862,500 options granted during the first nine months of 2007, 44,060 had vested and 15,000 had terminated as at September 30, 2007. As at September 30, 2007, 1,188,433 of the company’s 2,702,500 outstanding stock options had vested in accordance with the above-referenced vesting provisions.

Mirador Project

Suspension of Work

In September 2006, Corriente’s Directors reviewed the development status of the Mirador Project and approved management’s recommendation of the placement of orders for long lead-time equipment for the project. This equipment included the main components of the grinding circuit such as the SAG and ball mills. The company was working on a timeline that had an estimated completion date of the Mirador Project and start of production during the fourth quarter of 2008. These items were on the critical path to meet that deadline.

In November 2006, a series of protests began that were held in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against resource development in general. After a number of ineffective negotiating sessions were held with the protesters, the federal government asked the company to temporarily suspend its Mirador Project activities to aid in the negotiating process. In order to secure the safety and security of local communities and supporters, Corriente agreed to temporarily halt its field project work.

On January 25, 2007, the company announced that there would be a delay in the planned start of production at Mirador from late 2008 to approximately mid-2009. This delay is largely due to adjustments to long lead-time equipment deliveries as a result of the decision to move off of the previous accelerated Mirador Project development plan. This plan was based on having key permits and government agreements completed by January 2007. Since these permit applications and agreements are still being processed and the company is restricted from resuming planned development activities at Mirador, the Directors elected to minimize the company’s Mirador Project obligations.

This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador Project to be invoked, for which charges for work incurred of $2,951,000 ($U.S.2,532,000) were accrued at December 31, 2006 and capitalized to mineral properties. The company was able to sell these partially completed assets to third parties in the first quarter of 2007 for net proceeds of $2,750,257 ($U.S.2,382,000), which was received on April 13, 2007 and recorded as a recovery of mineral property expenditures.

In connection with this timeline extension, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. The company recorded a severance expense of approximately $875,000 ($U.S. 792,500) during the nine months ended September 30, 2007 as a result of this restructuring.

To November 7, 2007, there has been no change in the suspension of fieldwork at the Mirador Project site (see also Foreign Country and Political Risk).

Despite the suspension of field activities at the Mirador Project site, the company has continued work on enhancements to various engineering aspects of the Mirador Project, such as working on a new tailings and waste rock storage concept, which is expected to have a number of benefits including reducing the environmental footprint of our mining operations, ensuring a more robust closure plan and ultimately, be able to achieve significant enhancements to project value. Engineering, project planning and procurement timelines for the Mirador Project are also being adjusted, pending the lifting of the suspension and approval of development permits and related project agreements by the Ecuador government.

Additionally, the company has increased its community relations and government affairs activities at the local, regional and federal levels of government.

Reflecting the above, the company incurred deferred development costs for the Mirador Project of $11,273,678 for the nine-month period ended September 30, 2007, including $4,545,272 for the three-month period ended September 30, 2007.

Mirador Project Resources

With the copper mineral resources identified at Mirador Norte and announced in November 2006, the estimated indicated and inferred resources available for processing from the planned Mirador Project concentrator increased to approximately 11 billion pounds of copper.

Mirador Norte is located less than 1,000 metres from the planned Mirador Project milling facility. Confirmation of resources at Mirador Norte provides additional options for the development of Mirador, including access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

Going forward, various combined mine planning options are being evaluated to maximize the economic returns using a common milling facility from the resources that have been identified at Mirador and Mirador Norte.

During the third quarter, engineering and feasibility work was substantially completed, for which a completed technical report is expected to be available later in the fourth quarter of this year. This report will include a summary of the economic model for a first phase 30,000 tonnes per day concentrator operation at Mirador.

Environmental sampling and monitoring work at Mirador

The hydrological monitoring program at Mirador commenced in 2004 and currently includes 28 surface sampling points from the local drainages, 12 subsurface sampling points and the main discharge river of Tundayme. The Mirador Norte water sampling program began in 2005 and shares several of the same drainages as Mirador such as the Quimi and Wawayme Rivers. An expanded surface and subsurface water monitoring program for Mirador Norte is currently under design.

Power Alternatives

The company is continuing its evaluation of a number of viable alternatives for the Mirador Project power supply. The estimated demand for the Mirador Project is 30 MW. The options under consideration include the following:

1.

Connecting to an existing hydroelectric plant that is located near the Mirador Project site. With planned expansions, this hydroelectric plant complex will have a capacity of 59 MW;

2.

Developing a potential 56 MW (preliminary evaluation) hydroelectric project located approximately 10 km from the Mirador Project site;

3.

Developing a potential 30 MW hydroelectric project located 70 km from the Mirador Project site;

4.

Connecting directly to the Ecuador electrical grid. The company is considering two options for such a connection; and/or

5.

Installing an onsite thermal power generation plant.

The above options are being evaluated for economic feasibility, stability, reliability, constructability, and maintainability. The company is confident that it can secure a reliable power supply for the Mirador Project’s phase one needs and also for future expansion.

Environment Impact Assessment ("EIA")

On May 4, 2006, Corriente announced that the Mirador Project’s EIA was approved by the Ministry of Petroleum and Mines ("MPM", formerly called the Ministry of Energy and Mines) of Ecuador.

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MPM to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MPM in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities carried out in late November and early December 2005.

As a requirement of the MPM’s approval of the EIA, the company was required to post U.S. $3,019,539 (Cdn.$ equivalent at September 30, 2007 – $3,003,837; December 31, 2006 – $3,518,971) in favour of the MPM as a security deposit against the company’s obligations under the EIA. The required security deposit amount is reviewed on an annual basis by the MPM and subject to adjustment as the project progresses to completion.

In September 2006, the company filed an amendment to the EIA ("EIAA") to allow for mill, tailings and dump location changes to the original mine plan. Subsequent public consultations were successful. However, the EIAA was rejected by authorities in May 2007 and is currently being revised for re-submittal. The revised EIAA will also include recent improvements to the mine layout at Mirador.

For the company to receive a mine operating permit for the Mirador Project, approvals for the EIAA and construction and operating-related permit applications must be received from the MPM and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

Community Relations and Sustainable Development

The company has designed and implemented a number of community relations ("CR") plan strategies after identifying local and regional communities’ needs as well as the related impacts of the company’s future mining activities on these communities. The company’s CR plans focus on the critical needs of the local and regional communities and federal government and are regularly reviewed to ensure appropriateness and effectiveness.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. Since 2004, the company has actively initiated and provided financial, equipment and manpower resources in the areas of education, employment, health, building assistance, environmental preservation, and cultural and economic development programs.

Sustainable development is a process that aims to maintain and improve the quality of life not only for the present generation in areas and communities in which we work but also for future generations. It involves the integration of three main components: environmental protection, social sustainability and economic sustainability.

Corriente’s approach to business and sustainable development involves implementing strategies beneficial to the community, environment and the country and its economy. Our commitment and obligation to these strategies extend beyond standard compliance with national and international guidelines and involve building relationships based on honesty, openness and mutual trust. This is the essence of our community relations and sustainable development theme "El Trato Justo" or "A Fair Treatment."

Personnel

During of the latter half of 2006, the company began hiring key management and technical staff for its Ecuador operating group, focused on the development and operations of the company’s Mirador Project, and found that a high level of experienced technical and management expertise was attracted to the Mirador Project and working in Ecuador.

In connection with the Mirador Project timeline extension referenced above, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. As a result, during the nine months ended September 30, 2007, the company incurred severance expenses totalling approximately $875,000 ($U.S. 792,500).

Exploration

Panantza-San Carlos

The Panantza and San Carlos projects are located approximately 40 km north of the Mirador Project. Corriente was approximately halfway through the first phase of a planned 16 000 metres of drilling on the Panantza project when these activities were suspended as part of the Mirador Project suspension order. The drilling was the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, which is designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity with aggregate inferred resources of 1.1 billion tonnes at a grade of 0.62% copper. As the two mineralized centres are only four kilometres apart, the plan contemplates a single processing facility for both open pits with concentrator mill throughputs of up to 90,000 tonnes/day.

Prior to 2006, Panantza was last drilled in 2001. Results from this previous drilling at Panantza included holes PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383m of 0.75% copper.

In 2006, an additional 25 holes totalling 8400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper.

Existing inferred resources at Panantza have been recently updated by including the 2006 drilling results.

A new block-model based resource estimate using a 0.4% copper cut-off, reports approximately 463 million tonnes grading 0.66% copper containing 6.7 billion pounds of copper. The 2006 drilling added close to a billion pounds of copper to the previous Panantza resource. During completion of the drill programme, Corriente will focus on converting most of this resource to the measured and indicated category.

One objective of the 2006 Panantza drilling program was to define the southern edge of the Panantza mineralization. However, rather than delineate the edge of the Panantza deposit, the 2006 results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling (such as PA051) indicate that mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the west.

San Carlos is a large copper-molybdenum mineralized porphyry system with dimensions of about 2000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing, drilled by BHP Billiton in 1997 and 1998. The current inferred resource estimate based on these drill holes, calculated at a 0.4% copper cut-off, is 657 million tonnes grading 0.61% copper, containing 8.8 billion pounds of copper. The next phase of drilling will attempt to expand the resources and convert the bulk of the inferred resources to the indicated category.

Management of the company feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on six years of community work, project engineering and management development expertise that has been built around the company’s Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine.

During the nine-month period ended September 30, 2007, the company incurred exploration and development costs of $922,305 for the Panantza-San Carlos project, including $301,134 in the third quarter of 2007. The company focused its exploration efforts for the Panantza-San Carlos project on its community relations programs in the district, reviewed the status of all exploration-based EIAs and associated audits and reviewed a series of project proposals from third parties.

Additionally, engineering work on a Preliminary Assessment of a 90,000 tonne per day combined Panantza-San Carlos copper mining operation started during the recent quarter. A technical report for this project will be completed and disclosed in the fourth quarter of this year.

Management recognizes that the size of the combined Panantza – San Carlos project is better suited to the capabilities of a large integrated copper mining company in partnership with the company. Consequently, discussions have begun with several parties who are interested in a mining operation of large scale, which will enable the company to stay focused on development of the Mirador Project as a priority.

Other Exploration Targets

Exploration costs of $310,051 were attributed to the company’s remaining copper exploration targets in the Corriente Copper Belt for the nine-month period ended September 30, 2007.

Following is a summary Table of Resources setting out the company’s mineral property resources for its Mirador/Mirador Norte and Panantza-San Carlos concession blocks in the Corriente Copper Belt.

Table of Resources 0.4%
Copper Cut-off

Mirador/Mirador Norte Concession Block
Project	Category	Tonnes	Cu%	Cu (lbs)	Au (oz)	Ag (oz)
Mirador***	Measured	52,610,000	0.65	753,000,000	360,000	2,770,000
	Indicated	385,060,000	0.60	5,134,000,000	2,380,000	18,760,000
Mirador Norte***	Indicated	171,410,000	0.51	1,921,000,000	489,000
	TOTAL - Measured
	and Indicated	609,080,000	0.58	7,808,000,000	3,229,000	21,530,000

Mirador/Mirador Norte and Panantza/San Carlos Concession Blocks (****)
Mirador ***	Inferred	235,400,000	0.52	2,708,000,000	1,250,000	9,900,000
Panantza*	Inferred	463,000,000	0.66	6,737,000,000
San Carlos**	Inferred	657,000,000	0.61	8,864,000,000
	Sub-total – Panantza
	San Carlos	1,112,000,000	0.64	15,601,000,000
	TOTAL - Inferred	1,347,400,000	0.62	18,309,000,000		-
*	does not include copper oxide mineralized material that was previously included in resource estimate
**	these resources are tabulated at 0.4 Cu cut-off as compared to the previously released resources in June 2001 at a 0.65% Cu cut-off
***	see the Technical Report Update on the Copper, Gold and Silver Resources and Pit Optimizations: Mirador and Mirador Norte Deposits dated November 30, 2006 available on SEDAR
****	Panantza - see the Technical Report titled Panantza Copper Project – Update on Inferred Resource Estimate dated July 10, 2007 available on SEDAR.
San Carlos - see the Technical Report titled Corriente Copper Belt Project – Order of Magnitude Study (Preliminary Assessment) dated June 22, 2001 available on SEDAR

Financial Results of Operations

All of the financial information referenced below is expressed in Canadian dollars (unless otherwise noted) and has been prepared in accordance with Canadian GAAP.

Financial Data for Last Eight Quarters (unaudited)
Three-month period ended	Sep-07	Jun-07	Mar-07	Dec-06	Sep-06	Jun-06	Mar-06	Dec-05
Total revenues (000’s)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Loss (earnings) (000’s)	$ 5,432	$ 7,573	$ 1,606	$ (886)	$ (478)	$ (227)	$ 188	$ 3,272
Basic and diluted loss (earnings) per share	$ 0.07	$ 0.10	$ 0.02	$ (0.01)	$ (0.01)	$ 0.00	$ 0.00	$ 0.07

As the company has not had any revenue-producing mineral properties, no mining revenues have been recorded to date. The losses in the first three quarters of 2007 were primarily due to foreign exchange losses attributable to the company’s funds being held in U.S. dollars and the significant drop in $C:$U.S. exchange rates. The earnings generated in the last two quarters of 2006 were the result of significant interest income from the investment of the proceeds of the company’s May 2006 public offering. For the second quarter of 2006, the company realized a gain on the receipt and sale of shares received from prior years’ asset sales. For the last quarter of 2005, the company’s significant loss was due to the write-down of previously deferred power project costs.

In recent years, the company’s losses largely reflect the impact of foreign exchange losses on holdings of U.S. dollars and the timing of the recording of non-cash stock-based compensation expenses attributable to the Black-Scholes Option Pricing Model calculation of the fair value of stock options vested, offset by interest income earned from cash and cash equivalents on hand.

In periods of loss, basic and diluted loss per share are the same because the effect of potential issuances of shares under options and warrants would be anti-dilutive. As the company has not owned any revenue-producing mineral properties, no mining revenues have been recorded to date.

The company’s operations during the three-month period ended September 30, 2007 produced a loss of $5,431,967 or $0.07 per share compared to earnings of $477,995 or $0.01 per share for the same period in 2006. The current period loss is primarily due to a $5,817,167 (or $0.08 per share) foreign exchange loss (2006 – $7,210 foreign exchange gain or $0.00 per share) which reflects the strengthening of the Canadian dollar from $0.9386 U.S. at June 30, 2007 to $1.0052 U.S. at September 30, 2007, subsequent to the conversion of most of the company’s cash to U.S. dollars in early 2007. As most of the company’s expenditures are, and will continue to be, in U.S. dollars, its cash balances are held mostly in U.S. dollars. See Risk Factors - Currency Risk.

For the three months ended September 30, 2007, total administration expenditures decreased by $118,588 from the same period for 2006, reflecting a $437,609 decrease in non-cash stock-based compensation expense offset by increases in: i) legal and accounting costs of $176,272, predominantly for costs related to Sarbanes-Oxley compliance work and tax advisory services, including those related to the Arrangement; ii) corporate development and shareholder expenses of $74,099 due to increased shareholder information expenses, iii) regulatory fees of $37,076 because of sustaining fees paid to the American Stock Exchange in the third quarter of 2007; and iv) management fees, wages & benefits of $29,435 due to increased staffing costs. Interest income during the three-month period ended September 30, 2007 decreased to $1,306,676 compared to $1,467,449 in the same period for 2006 due to a lower average cash balance.

For the nine-month period ended September 30, 2007, the company had a net loss of $14,611,281 (or $0.20 per share), compared with earnings of $517,688 (or $0.01 per share) for the corresponding period in 2006. Strengthening of the Canadian dollar from $0.8581 U.S. at December 31, 2006 to $1.0052 U.S. at September 30, 2007 accounted for almost all of this increase in loss, as the company’s foreign exchange loss increased to $15,219,950 in the first nine months of 2007 compared to a foreign exchange gain of $62,347 in the same period in 2006. Administration expenses increased to $2,536,835 for the nine-month period ended September 30, 2007 compared to $2,331,845 in the same period for 2006. Most of this increase was due to an increase of legal and accounting costs increased in the first nine months of 2007 by $315,976 due mostly to costs related to the Arrangement. Corporate development and shareholder expenses increased by $139,710 because of increased shareholder information requirements due to the recent engagement of a new investor relations firm and also the additional costs related to the company being listed on the American Stock Exchange. Management fees, wages & benefits increased by $61,858 in the nine-month period ended September 30, 2007 compared to the same period of 2006 due to increased staffing costs. Non-cash stock-based compensation expense decreased by $185,026. Regulatory fees were higher in the first nine months of 2006 due to application and listing fees paid to the American Stock Exchange for the company’s initial listing of its shares on AMEX in April 2006. Travel expenses also decreased in the nine-month period ended 2007 by $53,066 compared to the same period in 2006. Also incurred in the first half of 2007 were severance costs totalling $875,393 due to a restructuring of our Ecuador operations (see Mirador Project).

Deferred mineral property development and exploration costs incurred on the company’s Mirador Project and exploration target projects within the Corriente Copper Belt totalled $12,558,183 for the nine months ended September 30, 2007 versus $13,635,190 for the same period in 2006, reflecting the company’s work in furthering development of the Mirador Project starter mine as well as exploration and development work on the Panantza-San Carlos project. For the three month period ended September 30, 2007, expenditures within the Corriente Copper Belt totalled $4,802,372 (2006 - $7,271,776). As in recent years, all exploration and development work was contained to the company’s Corriente Copper Belt mineral properties.

For the nine month period ended September 30, 2007, the estimated fair value of the granted options to be expensed or capitalized totalled $1,595,750 (2006 - $735,801), of which $550,775 (2006 – $735,801) is included in stock-based compensation expense and $1,044,975 (2006 – $Nil) is included in mineral properties. During the three month period ended September 30, 2007, the estimated fair value of the granted options to be expensed or capitalized totalled $568,754 (2006 - $621,410), of which $183,801 (2006 – $621,410) is included in stock-based compensation expense and $384,953 (2006 – $Nil) is included in mineral properties. These amounts reflect the fair value of stock options expensed as calculated using the Black-Scholes Option Pricing Model.

Related party transactions

There were no related party transactions in the first nine months of 2007.

Change in Accounting Policies

Effective January 1, 2007, the company adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, "Comprehensive Income" and "Financial Instruments – Recognition and Measurement".

Comprehensive Income (Section 1530) is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.

Financial Instruments – Recognition and Measurement (Section 3855) requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at amortized cost.

Accounting Estimates, Policies and Standards

As a new Canadian accounting standard is released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its professional advisors and the Audit Committee. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

The details of the company’s significant accounting policies are presented above and in note 2 of the company’s audited consolidated financial statements for the year ended December 31, 2006, which can be found on SEDAR. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company’s financial statements and the uncertainties that could have a bearing on its financial results.

Mineral Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, exploration and development expenditures. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold, abandoned, the company’s mineral rights allowed to lapse or written down to fair value if the properties are impaired.

The amounts shown for mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written down to fair value if the properties are abandoned, become impaired or the claims allowed to lapse.

Asset impairment

When events or changes in circumstances indicate that the carrying amounts of the related mineral properties, plant and equipment may not be recoverable, management of the company reviews and evaluates the carrying value of each mineral property for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 "Impairment of Long-Lived Assets".

Stock-based Compensation

The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised can have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. The exercise of options may occur at times different than those estimated, or options may expire unexercised. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model, the assumptions of which can be found in note 6 (c) of the company’s consolidated financial statements for the year ended December 31, 2006. The cost is recognized over the vesting period of the respective options and is either expensed or capitalized to mineral properties for grants to individuals working directly on mineral projects.

Environmental protection practices

The company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The company conducts its mineral exploration and development activities in compliance with applicable environmental protection legislation. The company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the company.

Off-balance sheet arrangements

The company has not entered into any off-balance sheet arrangements such as obligations under certain guarantee contracts, retained or contingent interests in assets transferred to an unconsolidated entity, obligations under derivative instruments that are classified as equity or obligations under material variable interests in unconsolidated entities that conduct certain activities such as financing, liquidity, market risk or credit support.

Liquidity and Capital Resources

Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash and cash equivalents flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles ("GAAP"). Working capital calculations or changes are not measures of financial performance (nor do they have standardized meanings) under either Canadian GAAP or U.S. GAAP. In evaluating these measures, readers should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Working capital (defined as current assets minus current liabilities) as at September 30, 2007 was $96,521,289, compared to $120,064,518 at December 31, 2006. A foreign exchange loss due to a strengthening of the Canadian dollar subsequent to the conversion to U.S. dollars of most of the company’s cash and cash equivalents, accounted for $15.2 million of the working capital decrease.

The main cash and cash equivalents flows applied to investing activities during the nine months ended September 30, 2007 were for mineral property expenditures mainly associated with the development of the Mirador Project of $14,911,704 (2006 - $15,276,541), and payments to acquire plant and equipment of $1,364,081 (2006 - $434,177).

The company has no significant financial or other instruments as at September 30, 2007 except that its short-term investments are invested in overnight bank deposits with R1-High investment ratings (DBRS) and as they mature daily, are easily liquidated. The company has no investments in asset-backed commercial paper.

As at September 30, 2007 and at November 7, 2007, the company had 74,927,393 (fully diluted – 77,629,893) common shares issued. As at December 31, 2006, the company had 74,752,393 (fully diluted – 77,187,393) common shares issued. 175,000 shares were issued pursuant to the exercise stock options during the first nine months of 2007, for proceeds of $592,000.

Historically, the company’s capital requirements have been met by equity subscriptions. While the company’s current working capital is considered sufficient to fund the company’s administrative overhead for the next several years, substantial capital is required to complete the company’s Mirador Project and other Corriente Copper Belt resource developments. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical.

Following are the risk factors which the company’s management believes are most important in the context of the company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the presidential and congressional levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvara Noboa but did not officially take office until January 15, 2007. During this transition period, the administration of President Alfredo Palacio experienced a number of protests by indigenous groups in southeast Ecuador which eventually resulted in the suspension of the company’s exploration and development activities (see Mirador Project – Suspension of Work) and a delay in the Mirador Project’s development timeline.

Since President Correa’s January 15, 2007 inauguration, his administration has focused primarily on exacting electoral and governmental reforms, which would result in the creation of a Constitutional Assembly and eventual re-writing of the Ecuador Constitution. On September 30, 2007, the Constitutional Assembly elections were held in which President Correa’s electoral party successfully had elected a majority of the members of the Constitutional Assembly. Consequently, it appears that President Correa’s Administration is firmly in control of the elected government of Ecuador.

Recent announcements by the Correa Administration suggest that large-scale mining will play a significant role in the government’s plans to grow the Ecuador economy to the benefit of all of its people.

The company is in continuous dialogue with the MMP and the Correa Administration towards establishing large-scale mining operations at Mirador. Presently, management believes that the company’s Ecuador operations will not be affected in the long-term and that the current disruption to the fieldwork development of its Mirador Project and the Panantza-San Carlos exploration programs will be resolved in the near-term. While management believes that the current investment and political climate in Ecuador will continue to stabilize, there can be no certainty that this will be the case in the near future.

To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, only the company’s Mirador Project property has proven or probable reserves while any planned exploration programs for the company’s other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk includes the current high demand for major components and resources utilized in a mine’s construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine’s construction schedule if an inordinate demand on metals causes shortages or cost increases.

Surface Rights and Access
Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.

In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company’s estimated Mineral Resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Financing Risks

The company has limited financial resources, has no source of operating cash and cash equivalents flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company’s properties will be dependent upon the company’s ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company’s common stockholders.

The company does not have any contractual restrictions on its ability to incur debt and expects to incur significant amounts of indebtedness to finance development of the Mirador Project. Any such indebtedness could contain covenants which would restrict the company’s operations.

Limited Experience with Development-Stage Mining Operations
The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

Base Metals Prices

The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente’s policy is to abide by the regulations and requirements of Ecuador and the company’s EIA.

Uninsured or Uninsurable Risks

The company may become subject to liability for pollution or hazards against which it cannot insure against or which it may elect not to insure where premium costs are disproportionate to the company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence on Key Personnel

The company’s development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other of its employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company’s securities other than possible capital gains.

Currency Risk

The company’s expenditures are predominantly made in U.S. dollars and any future equity raised may be predominantly done in Canadian dollars.

The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. Future project development expenditures are expected to be paid in U.S. dollars.

As such, the company is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian dollar. The company has a practice of not entering into foreign currency hedging, while maintaining balances in Canadian and U.S. dollars in a proportion related to the magnitude of future mineral property, plant and equipment, and administrative expenditures, and the jurisdictions in which such expenditures will likely be made.

A breakdown by currency of the company’s cash and cash equivalents at September 30, 2007 and December 31, 2006 is as follows:

		September 30,		December 31,
		2007		2006
Canadian dollar		$15,829,972		$125,063,312
U.S. dollar	U.S.$	82,280,400	U.S.$	1,756,794
Closing exchange rate (Cdn$ to U.S.$)		0.9948		1.1654

Outlook

The third quarter was characterized by continuous and extensive dialogue between the company, its stakeholders in the Mirador Project area and the Government of Ecuador. The purpose of this dialogue was to reach an understanding as to what needs to be done to allow the company to re-commence field activities on Corriente’s development projects in Ecuador. Management believes that significant progress is being made in this regard.

Recent announcements by the Correa Administration suggest that large-scale mining is welcome and can play a significant role in the Government’s plans to grow the Ecuador economy to the benefit of all of its people, as long as there are adequate controls and adequate community consultations, respecting the community, the environment and the State. At present, Management is not aware of any material reasons why the company’s projects can not meet the Government’s requirements, while producing sufficient returns to the company’s stakeholders.

Corriente Resources Inc.
(A Development Stage Enterprise)

Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2007

(Unaudited)

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Balance Sheets
As at September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

	September 30,	December 31,
	2007	2006

Assets

Current assets
Cash and cash equivalents	$97,682,513	$127,110,679
Amounts receivable and prepayments	114,831	213,856
	97,797,344	127,324,535
Mineral properties (note 3)	73,612,220	61,249,060
Plant and equipment (note 4)	2,700,983	2,490,457
Other assets (note 5)	3,479,396	4,933,384
TOTAL ASSETS	$177,589,943	$195,997,436

Liabilities

Current liabilities
Accounts payable relating to mineral properties	$1,208,839	$6,448,508
Other accounts payable and accrued liabilities	67,216	263,871
Accounts payable relating to plant and equipment	–	547,638
	1,276,055	7,260,017
Shareholders’ Equity
Share capital (note 6 (b))	234,437,635	233,552,783
Options (note 6 (c))	3,610,428	2,584,710
Contributed surplus	1,270,877	993,697
Deficit	(63,005,052)	(48,393,771)
	176,313,888	188,737,419
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$177,589,943	$195,997,436

Commitments (note 3)

Approved by the Board of Directors

"Kenneth Shannon"	Director	"Dale Peniuk"	Director

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Changes in Shareholders’ Equity
For the nine months ended September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

	Common Shares		Estimated Fair Value
	Number	Share Capital	Options	Share Purchase Warrants	Contributed Surplus	Deficit	Total Shareholders’ Equity
Inception to December 31, 2004:
Common shares issued for cash, net of issue costs	31,919,872	$68,953,436	$–	$–	$–	$–	$68,953,436
Common shares issued for cash pursuant to exercise of warrants	5,740,044	6,309,025	–	–	–	–	6,309,025
Common shares issued for cash pursuant to exercise of options	890,000	767,600	–	–	–	–	767,600
Common shares issued for mineral property interests	6,871,477	6,787,054	–	–	–	–	6,787,054
Fair value of warrants issued	–	–	–	597,506	676,407	–	1,273,913
Fair value of options exercised	–	461,484	(461,484)	–	–	–	–
Fair value of warrants exercised	–	246,798	–	(246,798)	–	–	–
Fair value of warrants expired	–	–	–	(254,253)	254,253	–	–
Stock based compensation expense on unexercised options	–	–	2,116,646	–	–	–	2,116,646
Losses, inception to December 31, 2004	–	–	–	–	–	(46,452,660)	(46,452,660)
Balance at December 31, 2004	45,421,393	83,525,397	1,655,163	96,455	930,660	(46,452,660)	39,755,015
Common shares issued for cash pursuant to private placements, net of issue costs	7,605,000	27,853,364	–	–	–	–	27,853,364
Common shares issued for cash pursuant to exercise of options	475,000	435,250	–	–	–	–	435,250
Common shares issued for cash pursuant to exercise of warrants	250,000	200,000	–	–	–	–	200,000
Fair value of options exercised	–	257,189	(257,189)	–	–	–	–
Fair value of warrants exercised	–	96,455	–	(96,455)	–	–	–
Stock based compensation expense on unexercised options	–	–	1,224,274	–	–	–	1,224,274
Loss for the year ended December 31, 2005	–	–	–	–	–	(3,344,139)	(3,344,139)
Balance at December 31, 2005	53,751,393	112,367,655	2,622,248	–	930,660	(49,796,799)	66,123,764
Common shares issued for cash pursuant to private placements, net of issue costs	19,231,000	117,662,735	–	–	–	–	117,662,735
Common shares issued for cash pursuant to exercise of options	1,770,000	2,354,950	–	–	–	–	2,354,950
Fair value of options exercised (note 6 (c))	–	1,167,443	(1,167,443)	–	–	–	–
Fair value of options terminated (note 6 (c))	–	–	(63,037)	–	63,037	–	–
Stock based compensation on unexercised options (note 6 (c))	–	–	1,192,942	–	–	–	1,192,942
Income for the year ended December 31, 2006	–	–	–	–	–	1,403,028	1,403,028
Balance at December 31, 2006	74,752,393	233,552,783	2,584,710	–	993,697	(48,393,771)	188,737,419
Stock based compensation on unexercised options (note 6 (c))	–	–	1,595,750	–	–	–	1,595,750
Common shares issued for cash pursuant to exercise of options	175,000	592,000	–	–	–	–	592,000
Fair value of options exercised (note 6 (c))	–	292,852	(292,852)	–	–	–	–
Fair value of options expired (note 6 (c))	–	–	(277,180)	–	277,180	–	–
Loss for the period ended September 30, 2007	–	–	–	–	–	(14,611,281)	(14,611,281)
Balance at September 30, 2007 (unaudited)	74,927,393	$234,437,635	$3,610,428	$–	$1,270,877	$(63,005,052)	$176,313,888

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the nine months ended September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30

	2007	2006	2007	2006

Administration
Management fees, wages & benefits	$204,812	$175,377	$663,658	$601,800
Legal and accounting	220,585	44,313	630,047	314,071
Stock-based compensation (note 6)	183,801	621,410	550,775	735,801
Corporate development and shareholder expenses	136,293	62,194	336,158	196,448
Office and related	64,338	62,524	183,437	173,986
Regulatory fees	38,467	1,391	103,134	191,233
Other	18,912	5,360	52,115	47,929
Travel	9,755	22,982	17,511	70,577
	876,963	995,551	2,536,835	2,331,845
Other expenses (income)
Foreign exchange loss (gain) (note 9)	5,817,167	(7,210)	15,219,950	(62,347)
Interest income	(1,306,676)	(1,467,449)	(4,020,897)	(2,487,967)
Severance costs (note 7)	44,513	–	875,393	–
Gain on sale of marketable securities	–	–	–	(336,253)
General exploration	–	1,113	–	37,034
	4,555,004	(1,473,546)	12,074,446	(2,849,533)
Loss (earnings) and comprehensive loss (earnings) for the period	5,431,967	(477,995)	14,611,281	(517,688)
Deficit – beginning of period	57,573,085	49,757,106	48,393,771	49,796,799
Deficit – end of period	$63,005,052	$49,279,111	$63,005,052	$49,279,111
Loss (earnings) per share
Basic	$0.07	$(0.01)	$0.20	$(0.01)
Diluted	$0.07	$(0.01)	$0.20	$(0.01)
Weighted average number of shares outstanding
Basic	74,907,828	74,742,393	74,816,038	74,569,041
Diluted	74,907,828	74,745,125	74,816,038	74,983,898

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30

	2007	2006	2007	2006
Cash flows from (applied to) operating activities
(Loss) / earnings for the period	$(5,431,967)	$477,995	$(14,611,281)	$517,688
Items not affecting cash
Stock-based compensation	183,801	621,410	550,775	735,801
Unrealized foreign exchange loss on EIA deposit	213,180	–	515,134	–
Depreciation	9,230	5,360	20,661	14,314
Gain on sale of marketable securities	–	–	–	(336,253)
Changes in non-cash working capital
Amounts receivable and prepayments	59,417	111,449	90,714	(433,789)
Accounts payable and accrued liabilities	(39,518)	2,681,508	164,884	2,175,385
	(5,005,857)	3,897,722	(13,269,113)	2,673,146
Cash flows from (applied to) investing activities
Mineral property costs	(4,434,454)	(7,699,350)	(14,911,704)	(15,276,541)
Payments to acquire plant and equipment	(192,047)	(195,059)	(1,364,081)	(434,177)
Other assets	20,346	(1,685,601)	(381,808)	(5,056,010)
Cash balance of spun-off company (note 3)	–	–	(93,460)	–
Proceeds from sale of marketable securities	–	–	–	336,253
	(4,606,155)	(9,580,010)	(16,751,053)	(20,430,475)
Cash flows from financing activities
Proceeds from issuance of share capital, net of issue costs	355,000	258,325	592,000	119,985,185
Increase (decrease) in cash and cash equivalents	(9,257,012)	(5,423,963)	(29,428,166)	102,227,856
Cash and cash equivalents – beginning of period	106,939,525	140,092,509	127,110,679	32,440,690
Cash and cash equivalents – end of period	$97,682,513	$134,668,546	$97,682,513	$134,668,546

Supplemental cash flow information (note 8)

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

1

Nature of operations

Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties in Ecuador, South America. The company considers itself to be a development stage enterprise.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, receipt of necessary permits and regulatory approvals, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties. The investment in and expenditures on mineral properties comprise a significant portion of the company’s assets.

2

Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the company’s audited consolidated financial statements including the notes thereto for the year ended December 31, 2006.

The accounting policies followed by the company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2006 and have been consistently followed in the preparation of these consolidated financial statements except that the company has adopted the following CICA guidelines effective January 1, 2007:

a)

Section 3855 – Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are not adjusted to fair value.

b)

Section 1530 – Comprehensive Income. Comprehensive income is the change in the company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.

c)

Transition adjustment to opening balances: The adoption of Sections 1530 and 3855 did not impact, either on a gross or net-of-tax basis, the consolidated balance sheet of the company as at January 1, 2007.

1

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

Basis of consolidation

The consolidated financial statements include the accounts of the company, its subsidiaries, all of which are wholly-owned and any variable interest entities ("VIEs") where the company is the primary beneficiary. The company has determined that it does not have any VIEs as at September 30, 2007 and December 31, 2006. Inter-company balances and transactions have been eliminated.

3

Mineral properties

Corriente Copper Belt, Ecuador

Under various agreements signed and completed with certain Ecuadorian subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton’s mineral properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt) in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these mineral properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such option exercised.

Following is a summary of the company’s deferred mineral property expenditures.

Corriente Copper Belt
			Caya
	Mirador /	Panantza	36/
	Mirador	/ San	Piedra
	Norte	Carlos	Liza	Other (1)	Total

Balance December 31, 2006	$51,415,646	$6,242,751	$220,325	$3,370,338	$61,249,060

Property acquisition	51,543	25,908	–	–	77,451

Deferred exploration and development costs - net	11,273,678	922,305	52,149	310,051	12,558,183

Plan of Arrangement – spin-off of gold exploration targets	–	–	(272,474)	–	(272,474)

Balance September 30, 2007	$62,740,867	$7,190,964	$–	$3,680,389	$73,612,220

(1) – comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Dolorosa copper

On January 25, 2007, the company announced that it was extending the Mirador/Mirador Norte project development timeline as key permits and government agreements had not been received consistent with the accelerated project plan. This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador project to be invoked, for which charges for work incurred of $2,951,000 ($US2,532,000) were accrued at December 31, 2006. The company was able to sell the related partially completed assets to third parties in the first quarter of 2007 for net proceeds of $2,750,257 ($US2,382,000), which was received on April 13, 2007 and reflected as a recovery in mineral properties.

2

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

Mineral property titles

Although the company has taken steps to verify the title to mineral properties it has acquired, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

Plan of arrangement – spin-off of Caya 36/Piedra Liza gold exploration targets

On April 3, 2007, the company announced that its Board of Directors had approved the spin-off of the company’s Caya 36 (Tundayme) and Piedra Liza gold assets into a new company, by means of a Plan of Arrangement (the "Arrangement").

The Arrangement was approved by shareholders at the company’s May 24, 2007 Annual and Special General Meeting and closed on June 18, 2007. Under the Arrangement, which was also approved by the British Columbia Supreme Court, the company’s shareholders received shares of a new private company, Q2 Gold Resources Inc. ("Q2 Gold") which holds the gold assets, on the basis of one (1) Q2 Gold share for every three (3) common shares of Corriente held by them at the close of business on June 15, 2007. The company believes the Arrangement and spin-off is not material to the company, therefore note disclosure on discontinued operations is not being presented.

Advances to Q2 Gold

In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a secured, interest-bearing convertible loan agreement dated April 23, 2007 pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 to be advanced in instalments (the "Loan"). As at September 30, 2007, a total of $381,808 was owed by Q2 Gold to the company, consisting of $372,420 of principal and $9,388 of accrued interest (note 5). The Loan principal and unpaid interest are due on the earlier of December 31, 2008 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any or all of the outstanding Loan at any time prior to maturity or conversion.

3

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

4

Plant and equipment
	September 30, 2007			December 31, 2006

		Accumulated			Accumulated
Description	Cost	Depreciation	Net	Cost	Depreciation	Net
Construction barge	$1,401,762	$51,194	$1,350,568	$1,401,529	$–	$1,401,529
Computer equipment	898,431	435,264	463,167	792,580	262,782	529,798
Office furniture and equipment	390,895	112,979	277,916	253,473	74,519	178,954
Communications equipment	249,931	44,919	205,012	117,471	18,853	98,618
Vehicles	353,925	91,268	262,657	290,950	69,634	221,316
Software fees and licences	330,069	247,552	82,517	–	–	–
Mobile equipment	91,148	32,002	59,146	88,041	27,799	60,242
	$3,716,161	$1,015,178	$2,700,983	$2,944,044	$453,587	$2,490,457

5

Mineral properties

The following table summarizes information about other assets as at September 30, 2007:

	September 30,	December 31,
	2007	2006

EIA security deposit	$3,003,837	$3,518,971
Advances to Q2 Gold (note 3)	381,808	–
Advances on mineral property expenditures	93,751	1,414,413

	$3,479,396	$4,933,384

As a requirement of the Ministry of Petroleum and Mines ("MPM", formerly known as the Ministry of Energy and Mines) of Ecuador to approve the Mirador project’s Environmental Impact Assessment ("EIA"), the company was required to post US$3,019,539 (Cdn.$ equivalent at September 30, 2007 – $3,003,837; December 31, 2006 – $3,518,971) in favour of the MPM as a security deposit against the company’s obligations under the EIA.

Advances on mineral property expenditures and advances on plant and equipment include payments to contractors and suppliers made pursuant to supply agreements prior to the contracted goods and services being provided. Once the goods or services are received, the amount is transferred to mineral properties or plant and equipment, as appropriate.

4

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

6

Share capital

a)

Authorized

Unlimited (2006 – 100,000,000) common shares, without par value

b)

Issued See Consolidated Statements of Changes in Shareholders’ Equity.

c)

Stock options

As at September 30, 2007, options to purchase a total of 2,702,500 shares were outstanding, 1,188,433 of which were fully vested.

Effective February 1, 2006, stock options granted have the following vesting provisions:

  Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by the company’s Directors.

  Options granted to subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company’s Directors.

For the nine-month period ended September 30, 2007, the estimated fair value of the granted options to be expensed or capitalized totalled $1,595,750 (2006 - $735,801), of which $550,775 (2006 – $735,801) is included in stock-based compensation expense and $1,044,975 (2006 – $Nil) is included in mineral properties.

Non-cash stock-based compensation expense for options is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized on a straight-line basis over the vesting period, which ranges from two years to four years, of the respective options and grants. The fair value of the stock options granted is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	For the nine month	For the nine month
	period ended	period ended
	September 30, 2007	September 30, 2006
Risk-free interest rate	3.95 – 4.66%	3.87–4.16%
Expected dividend yield	–	–
Expected stock price volatility	60 – 62%	65 – 67%
Expected option life in years	3	3

Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

5

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

The fair value of the stock options exercised during the nine-month period ended September 30, 2007 was recorded to share capital and the fair value of stock options that expired during the nine-month period ended September 30, 2007 was transferred to contributed surplus.

The following table summarizes information about options granted during the nine-month period ended September 30, 2007:

		Number of	Exercise Price
Expiry dates	Optionees	options	$
January 1, 2012	Executive officers	290,000	4.10
June 1, 2012	Directors	125,000	3.66
July 12, 2012	Employees	447,500	4.90
Total granted		862,500

A summary of changes to stock options outstanding and exercisable is as follows:

	For the nine month period ended September 30, 2007		For the year ended December 31, 2006
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	Shares	price	shares	price
Options outstanding – beginning of period	2,435,000	$4.05	2,855,000	$1.89
Granted	862,500	4.45	1,375,000	5.05
Exercised	(175,000)	3.38	(1,770,000)	1.33
Expired	(420,000)	4.25	(25,000)	5.35
Options outstanding – end of period	2,702,500	$4.19	2,435,000	$4.05

Options exercisable – end of period	1,188,433	$3.47	1,208,436	$3.05

The following table summarizes information about stock options outstanding and exercisable at September 30, 2007:

		Outstanding			Exercisable
		Number of		Weighted	Number of		Weighted
		options	Weighted	average	options	Weighted	average
Year	Range of	outstanding	average	remaining	exercisable	average	remaining
of	exercise	at	exercise	contractual	at	exercise	contractual
Grant	prices	September	price	life (years)	September	price	life (years)
		30, 2007			30, 2007
2005	2.15 – 2.99	735,000	2.55	0.9	735,000	2.55	0.9
2006	4.50 – 5.50	1,120,000	5.07	3.7	409,373	5.06	3.5
2007	3.66 – 4.90	847,500	4.44	4.6	44,060	4.02	4.3
		2,702,500	$4.19	3.2	1,188,433	$3.47	1.9

6

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

7

Segmented information

The company operates within a single operating segment, which is the exploration and development of copper-gold mineral properties. The company’s mineral property interests are in Ecuador, South America, as set out in note 3.

Geographic segmentation of the company’s assets is as follows:

	September 30, 2007			December 31, 2006
	Canada	Ecuador	Total	Canada	Ecuador	Total

Cash and cash equivalents	$97,054,099	$628,414	$97,682,513	$126,295,568	$815,111	$127,110,679
Amounts receivable and prepayments	114,831	–	114,831	213,856	–	213,856
Mineral properties	–	73,612,220	73,612,220	–	61,249,060	61,249,060
Plant and equipment	129,179	2,571,804	2,700,983	73,142	2,417,315	2,490,457
Other assets	381,808	3,097,588	3,479,396	–	4,933,384	4,933,384

	$97,679,917	$79,910,026	$177,589,943	$126,582,566	$69,414,870	$195,997,436

With the exception of severance costs in relation to a restructuring of $875,393 (2006 – $Nil) and general exploration costs of $Nil (2006 – $37,034) incurred by the company’s Ecuador operations, the consolidated statements of loss for the nine months ended September 30, 2007 and September 30, 2006 reflect the Canadian operations.

8

Supplemental cash flow information

Cash and cash equivalents comprise the following:

	September 30, 2007	December 31, 2006
Cash on hand and balances with banks	$731,363	$1,778,235
Short-term investments, with maturity dates less than 90 days at acquisition	96,951,150	125,332,444
	$97,682,513	$127,110,679

The company has no significant financial or other instruments as at September 30, 2007 except that its short-term investments are invested in overnight bank deposits with R1-High investment ratings (DBRS) and as they mature daily, are easily liquidated. The company has no investments in asset-backed commercial paper.

7

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2007 (Unaudited)

(expressed in Canadian dollars)

During the nine-month period ended September 30, 2007, the company conducted non-cash operating, investing and financing activities as follows:

	September 30
	2007	2006

Depreciation capitalized into mineral properties	$557,838	$16,611

Stock-based compensation included in mineral properties	$1,044,975	$–

Change in other assets and accounts payable and accrued liabilities relating to mineral properties	$(3,919,007)	$–

Change in other assets and accounts payable and accrued liabilities relating to plant and equipment	$(547,638)	$–

9

Financial instruments

(a)

Fair values

The carrying amounts for cash and cash equivalents, amounts receivable, the EIA security deposit, accounts payable related to mineral properties, accounts payable relating to plant and equipment and other accounts payable and accrued liabilities on the balance sheet approximate fair value because of the short-term nature of these instruments. The company does not have any material derivative financial instruments at September 30, 2007 or December 31, 2006.

(b)

Currency risk The company’s expenditures are predominantly in U.S. dollars and any future equity raised is expected to be predominantly in Canadian dollars.

The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. Future project development expenditures are expected to be paid in U.S. dollars.

As such, the company is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian dollar. The company has a practice of not entering into foreign currency hedging, while maintaining balances in Canadian and U.S. dollars in a proportion related to the magnitude of future mineral property, plant and equipment, and administrative expenditures, and the jurisdictions in which they will likely be made.

A breakdown by currency of the company’s cash and cash equivalents at September 30, 2007 and December 31, 2006 is as follows:

		September 30, 2007		December 31, 2006
Canadian dollar		$15,829,972		$125,063,312
U.S. dollar	US	$82,280,400	US	$1,756,794
Closing exchange rate (Cdn$ to US$)		0.9948		1.1654

8

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Kenneth R. Shannon, Chief Executive Officer of Corriente Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Corriente Resources Inc. (the Issuer) for the period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the Issuer’s internal control over financial reporting.

Date: November 9, 2007

" Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Darryl F. Jones, Chief Financial Officer of Corriente Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Corriente Resources Inc. (the Issuer) for the period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the Issuer’s internal control over financial reporting.

Date: November 9, 2007

" Darryl F. Jones"

Darryl F. Jones
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: November 13, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer